Exhibit 99.3

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

The following unaudited pro forma combined condensed consolidated statement of operations has been prepared to give effect to the acquisition of Applied Semantics, Inc. (ASI) by Google Inc. (Google) using the purchase method of accounting, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed consolidated income statement. This unaudited pro forma statement of operations was prepared as if the acquisition had been completed at January 1, 2003 by combining the respective historical statements of operations for both Google and ASI; the latter of which are presented in Exhibit 99.1 included elsewhere in this filing.

The unaudited pro forma combined condensed consolidated statement of operations is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on January 1, 2003, nor are they necessarily indicative of future results of operations. The pro forma combined condensed consolidated statement of operations includes pro forma adjustments. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The acquisition was accounted for under the purchase method of accounting. The allocation of the purchase price was based upon the estimated fair value of the acquired assets and liabilities in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2003 (in thousands, except per share amounts)
	Google	ASI	Pro forma Adjustments		Pro forma Combined
Net revenues	$961,874	$2,819	$—		$964,693
Costs and expenses:
Cost of revenues	121,794	227	1,722	(b)	123,743
Research and development	91,228	526			91,754
Sales and marketing	120,328	577	628	(b)	121,533
General and administrative	56,699	1,065			57,764
Stock-based compensation(1)	229,361	29	203	(b)	229,593

Total costs and expenses	619,410	2,424	2,553		624,387

Income from operations	342,464	395	(2,553)		340,306
Interest income, expense and other, net	4,190	(9)	(141)	(a)	4,040

Income before income taxes	346,654	386	(2,694)		344,346
Provision for income taxes	241,006	154	(1,886)	(c)	239,274

Net income	$105,648	$232	$(808)		$105,071

Income per share—basic	$0.77		$0.76
Income per share—diluted	$0.41		$0.41
Shares used in per share calculation—basic	137,697		138,153
Shares used in per share calculation—diluted	256,638		257,225

(1)    Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options and warrants issued to non-employees for services rendered, is allocated as followed:

	Google	ASI	Pro forma Adjustments		Pro forma Combined
Cost of revenues	$8,557	$—	$16		$8,573
Research and development	138,378	—	23		138,401
Sales and marketing	44,607	—	104		44,711
General and administrative	37,819	29	60		37,908

	$229,361	$29	$203		$229,593

Pro Forma Adjustments

See Notes to Unaudited Pro forma Combined Condensed Consolidated Statement of Operations

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

a)	To reflect decrease in interest income resulting from cash payment of $41.5 million for the acquisition.

b)	To eliminate the amortization of ASI historical deferred compensation and reflect amortization of the amortizable intangible assets and deferred compensation resulting from the acquisition. The weighted average life of amortizable intangible assets approximates 3 years and the remaining vesting period of unvested employee stock options approximates 2 years.

c)	To adjust the provision for taxes to reflect the impact of ASI’s net income and the pro forma adjustments.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

1.    Basis of Pro Forma Presentation

The unaudited pro forma combined condensed statement of operations of Google and ASI for the year ended December 31, 2003 is presented as if the transaction had been consummated on January 1, 2003. The unaudited pro forma combined condensed statement of operations for the twelve months ended December 31, 2003 combines the results of operations of Google and ASI for the fiscal year ended December 31, 2003.

The total purchase price was $102.4 million. The fair value of Google stock options to be issued was determined using the Black-Scholes option-pricing model. For the unvested options assumed, the intrinsic value was recorded as unearned stock-based compensation and will be amortized as compensation expense on an accelerated basis over the related vesting periods of one to forty-seven months contingent upon each stockholder’s continued employment with the Company. The total purchase price of the ASI acquisition is as follows (in thousands):

Cash consideration (including $350K of merger related costs)	$41,451
Fair value of Google common stock issued	47,383
Fair value of options issued to purchase Google common stock	13,603

Aggregate purchase price	$102,437

The total purchase price is allocated to ASI’s net tangible and intangible assets based upon their estimated fair value at the merger date. The purchase price allocation is as follows (in thousands):

Goodwill	$84,192
Identified intangible assets	20,700
Deferred stock-based compensation	1,933
Net tangible assets	3,612
Deferred tax liabilities	(8,000)

Aggregate purchase price	$102,437

$84.2 million has been allocated to Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Asset”, goodwill will not be amortized and will be tested for impairment at least annually.

Identified intangible assets acquired were valued using assistance from an appraiser. Identified intangible assets are comprised of the following (in thousands):

	Fair Value	Estimated Useful Life
Developed Technology	$16,600	3 years
Customer contracts	$3,700	2 years
Trademark	$200	3 years
Non-compete agreement	$200	2 years

2.    Pro Forma Combined Net Income Per Share

Shares used to calculate unaudited pro forma net income per basic share were computed by adding 1,825,226 shares issued in exchange for the outstanding ASI shares to Google’s weighted average shares outstanding. Shares used to calculate unaudited pro forma net income per diluted share were computed by adding 1,826,000 shares and xxx,000 options (using the treasury stock method) issued as part of the acquisition.